April 12, 2011

‘CORRESP’

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20249

Attention:	Stephen Krikorian Accounting Branch Chief Morgan Youngwood, Staff Accountant

Re:	VOIS, Inc. (the “Company”) Form 10-K for the Fiscal Year Ended September 30, 2010 Filed December 23, 2010 File No. 000-33035

Ladies and Gentlemen:

Below are the Company’s responses pursuant to our latest phone conversation which occurred on March 17, 2011.

Form 10-K for the Fiscal Year Ended September 30, 2010

Financial Statements

General

1.

Please explain to us why you have not provided "audited" cumulative data for the period May 19, 2000 (inception) through September 30, 2010. In this regard, auditor association with cumulative data is required on an annual basis as long as you are in the development stage. We also note that your audit report refers to a predecessor auditor. Please note that if your current auditor makes reference to a predecessor auditor that audited a portion of the cumulative data, the predecessor auditor's report and consent are required to be included in the filing. See Rule 2-05 of Regulation S-X.

Response:  We understand that auditor association with cumulative data is required on an annual basis as long as we are in the development stage, however the Company now requests a waiver from the requirement to provide an audit report from its predecessor accountant on the grounds that it will be costly and difficult to obtain, if obtainable at all.  The predecessor accountant, Raich Ende Malter & Co., LLP (“Raich”) has been succeeded by Sherb & Co., LLC (“Sherb”).  Raich has declined to provide a report, and Sherb has advised us that they will require a minimum of $12,000 to provide such report that covers the cumulative data for periods prior to their retention, after conducting required reviews and obtaining required representations.

This represents a significant cost to VOIS Inc. which has limited assets and operations.  Accordingly, the Company respectfully requests that it be allowed to provide the cumulative data on an unaudited basis.

8709 Hunters Green Dr., Ste 300 Tampa, Fl 33647	Tel: 813-907-2999

General

1.	Please use the exact language in 601(b)(31) of Regulation S-K in the Certifications filed with as Exhibits 31.1 and 31.2.

Response:  We have amended the Certifications filed with our Form 10-Q for the period ended December 31, 2010, as requested.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please call the undersigned at (813) 907-2999 or James M. Schneider, Esq. at (561) 362-9595.

Very truly yours,

/s/ William Marginson
William Marginson

cc:	Joseph D’Arelli, Partner, Sherb and Co., LLP James M. Schneider, Esq., Schneider Weinberger & Beilly LLP

8709 Hunters Green Dr., Ste 300 Tampa, Fl 33647	Tel: 813-907-2999